Exhibit 21

Subsidiaries of the Registrant

The following are wholly-owned subsidiaries of the registrant, Time America, Inc., a Nevada corporation:

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Time America, Inc.	Arizona
NetEdge Devices, LLC	Arizona